SOLIGENIX, INC.
29 Emmons Drive, Suite C-10
Princeton, New Jersey 08540
Phone: (609) 538-8200

September 2, 2010

VIA EDGAR AND FAX (202-772-9198)

Ms. Tabatha Atkins, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Soligenix, Inc. Form 8-K Filed August 20, 2010 File No. 000-16929

Dear Ms. Atkins:

We are responding to your August 30, 2010 comment letter.  For your reference, we have included the comments from your letter followed by our responses.

Item 4.01. Changes in Registrant's Certifying Accountant.

1.
The letter provided by your former accountants, Amper, Politziner & Mattia, LLP, references the Form 8-K filed on August 20, 2010.  As the amended Form 8-K filed on August 25, 2010 contains revised disclosure, please have Amper, Politziner & Mattia, LLP update their letter.

Response:

We will amend the Form 8-K to attach an updated letter from Amper, Politziner & Mattia to reference the amended Form 8-K filed on August 25, 2010.

*      *      *      *      *

In connection with responding to the comment letter, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our outside legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ Christopher P. Schnittker

Christopher P. Schnittker
Vice President of Administration and Controller

Cc:    Christopher J. Schaber, Chief Executive Officer and President
          Leslie J. Croland, P.A.